EXHIBIT 21.1
Subsidiaries of the Registrant

Name of Subsidiary
AF Steelcase S.A., a Spanish corporation
AMQ Solutions, a California limited liability company
PolyVision Corporation, a New York corporation
PolyVision NV, a Belgian limited liability company
Red Thread Spaces, a Michigan limited liability company
Smith System Manufacturing Company, a Delaware corporation
Steelcase Canada Limited, a Canadian corporation
Steelcase Czech Republic s.r.o., a Czech Republic limited liability company
Steelcase de Mexico, S. de R.L. de C.V., a Federal Republic of Mexico limited liability company
Steelcase Financial Services Inc., a Michigan corporation
Steelcase Manufacturing Sdn. Bhd., a Malaysian corporation
Steelcase S.A., a French corporation
Steelcase Trading (Shanghai) Co., Ltd., a People's Republic of China company
Steelcase Limited, a British private limited company
Steelcase AG, a German stock corporation